Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191049

STEADFAST APARTMENT REIT, INC.
SUPPLEMENT NO. 11 DATED NOVEMBER 25, 2014
TO THE PROSPECTUS DATED APRIL 15, 2014

This document supplements, and should be read in conjunction with, our prospectus dated April 15, 2014, as supplemented by Supplement No. 7 dated October 15, 2014, Supplement No. 8, dated October 23, 2014, Supplement No. 9, dated November 12, 2014 and Supplement No. 10, dated November 13, 2014, relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 11 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 11 is to disclose:

•	the status of our public offering; and
•	our recent acquisition of Century Crest at Barrett Lakes Apartments, a residential property located in Kennesaw, Georgia.

Status of Our Public Offering
 We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on December 30, 2013. As of November 21, 2014, we had received and accepted investors’ subscriptions for and issued 6,484,850 shares of our common stock in our public offering, resulting in gross offering proceeds of $96,499,630.
As of November 21, 2014, 60,215,842 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of December 30, 2015, unless extended, or the date on which the maximum offering amount has been sold.
Our Acquisition of Century Crest at Barrett Lakes Apartments
On November 20, 2014, we acquired a fee simple interest in a 500-unit multifamily residential community located in Kennesaw, Georgia, commonly known as Century Crest at Barrett Lakes Apartments, or the Barrett Lakes property, through STAR Barrett Lakes, LLC, or STAR Barrett Lakes, a wholly-owned subsidiary of our operating partnership. We have initiated the process to re-name the Barrett Lakes property to “The 1800 at Barrett Lakes.”
Financing and Fees
STAR Barrett Lakes acquired the Barrett Lakes property from a third-party seller for an aggregate purchase price of $49,000,000, exclusive of closing costs. STAR Barrett Lakes financed the payment of the purchase price for the Barrett Lakes property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $34,300,000 from Berkeley Point Capital LLC, which we refer to as the “lender,” pursuant to the requirements of the Federal Home Loan Mortgage Corporation (Freddie Mac) Capital Markets Execution Program, as evidenced by the Multifamily Loan and Security Agreement and the Multifamily Note, which we refer to as the “Barrett Lakes loan.” For additional information on the terms of the Barrett Lakes loan, see “—Barrett Lakes Loan” below.
An acquisition fee of approximately $532,512 was earned by our advisor in connection with the acquisition of the Barrett Lakes property. A financing coordination fee of approximately $343,000 was earned by our advisor in connection with the financing of the Barrett Lakes property.

Description of the Barrett Lakes Property
The Barrett Lakes property was constructed in two phases in 1988 and 1997 and consists of 39 residential buildings and a clubhouse/leasing office situated on an approximately 67.8-acre site. The garden-style property is comprised of 190 one-bedroom apartment homes, 220 two-bedroom apartment homes and 90 three-bedroom apartment homes that average 1,086 square feet with an average monthly rent of $827. Apartment amenities at the Barrett Lakes property include balconies/patios, washer and dryer connections and storage and walk-in closets. In addition, select units have black/stainless appliances, vaulted ceilings, crown molding and fireplaces. Property amenities at the Barrett Lakes property include two swimming pools, a sauna, lighted tennis courts, fitness center, clubhouse, internet cafe with WI-FI, a playground and detached garages. As of November 17, 2014, the Barrett Lakes property was approximately 96% occupied.
As part of its value enhancement strategy, STAR Barrett Lakes intends to make strategic, interior enhancements when turning the apartment homes between residents at the Barrett Lakes property, including upgrading appliances and flooring. Management believes the Barrett Lakes property is adequately covered by insurance and is suitable for its intended purposes.
The Barrett Lakes property is located in Kennesaw, Georgia. The Barrett Lakes property faces competition from other multifamily apartment properties located in the greater Atlanta, Georgia market.
For federal income tax purposes, we estimate that the depreciable basis in the Barrett Lakes property will be approximately $44 million. We will depreciate buildings based upon an estimated useful life of 27.5 years.
Barrett Lakes Loan
In connection with the acquisition of the Barrett Lakes property, STAR Barrett Lakes borrowed $34,300,000 from the lender pursuant to the Barrett Lakes loan. The Barrett Lakes loan has an 84-month term with a maturity date of December 1, 2021. STAR Barrett Lakes paid a loan origination fee of $171,500 to the lender in connection with the Barrett Lakes loan.
Interest on the outstanding principal balance of the Barrett Lakes loan accrues at the one-month London Interbank Offered Rate (LIBOR) plus 1.77%, as further described in the Multifamily Note, and is payable on the first day of each month beginning on January 1, 2015. Beginning January 1, 2015 and continuing until the maturity date, a monthly payment of interest on the outstanding principal balance of the Barrett Lakes loan, as further described in the Multifamily Note, will be due and payable on the first day of each month. The entire outstanding principal balance and any accrued and unpaid interest on the Barrett Lakes loan is due and payable in full on the maturity date.
STAR Barrett Lakes may voluntarily prepay all of the unpaid principal balance of the Barrett Lakes loan and all accrued interest thereon and other sums due to the lender under the loan documents following the first year of the Barrett Lakes loan, provided that STAR Barrett Lakes provides the lender with prior notice of such prepayment and pays a prepayment fee, all in accordance with the terms of the Barrett Lakes loan.
The performance of the obligations of STAR Barrett Lakes under the Barrett Lakes loan is secured by a Multifamily Deed to Secure Debt, Assignment of Rents and Security Agreement with respect to the Barrett Lakes property. Additionally, pursuant to an Assignment of Management Agreement and Subordination of Management Fees, STAR Barrett Lakes assigned all of its rights under the Property Management Agreement (described below) to the lender upon an event of default under any of the loan documents.
We have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment and performance when due of all amounts for which STAR Barrett Lakes is personally liable under the loan documents, in addition to all costs and expenses incurred by the lender to enforce these rights.

Management of Barrett Lakes Property
On the closing date, STAR Barrett Lakes and Steadfast Management Company, Inc., or the property manager, an affiliate of our advisor, entered into a Property Management Agreement pursuant to which the property manager serves as the exclusive leasing agent and manager of the Barrett Lakes property. Pursuant to the Property Management Agreement, STAR Barrett Lakes is to pay the property manager a monthly management fee in an amount equal to 3% of the Barrett Lakes property’s gross collections (as defined in the Property Management Agreement) for such month. The Property Management Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60 days prior written notice of its desire to terminate the Property Management Agreement. STAR Barrett Lakes may terminate the Property Management Agreement at any time upon 30 days prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager's employees. Either party may terminate the Property Management Agreement due to a material breach of the other party’s obligations under the Property Management Agreement that remains uncured for 30 days after notification of such breach.
On the closing date, STAR Barrett Lakes also entered into a Construction Management Services Agreement with Pacific Coast Land & Construction, Inc., or PCL, an affiliate of our advisor. Pursuant to the Construction Management Services Agreement, PCL will provide construction management services with respect to capital improvements and renovations from time to time for the Barrett Lakes property for a construction management fee in an amount equal to 8% of the total cost of the improvements and renovations. The Construction Management Services Agreement may be terminated by either party with 30 days prior written notice to the other party.

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